July 23, 2021

CONFIDENTIAL TREATMENT REQUESTED BY STONE RIDGE TRUST

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attention: Karen Rossotto

Re:	Stone Ridge Trust
Registration Statement on Form N-1A
File Numbers: 333-184477; 811-22761

Dear Ms. Rossotto:

On behalf of Stone Ridge Trust (the “Trust”) and Stone Ridge Bitcoin Strategy Fund (the “Fund”), we are writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone on July 22, 2021 in connection with the Trust’s response dated July 19, 2021 to comments of the Staff (the “Response Letter”) that you provided by telephone or in writing on June 28, 2021 and by telephone on July 9, 2021 in connection with the Trust’s Post-Effective Amendment No. 76 (“PEA No. 76”) to the above-referenced registration statement on Form N-1A, filed with the Commission on May 12, 2021 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”). PEA No. 76 is scheduled to become effective on July 26, 2021.

The Trust is filing on EDGAR a post-effective amendment under Rule 485(b) of the Securities Act (“PEA No. 77”). PEA No. 77 is marked to show changes made from PEA No. 76. For the convenience of the Staff, the comments have been summarized or, if provided in writing, repeated below. The Fund’s response follows each comment. Capitalized terms used but not defined herein have the meanings set forth for such terms in
PEA No. 76.

General

1.

Staff Comment: In response to Staff Comment 2 in the Response Letter, the Fund stated that “[t]he Adviser previously advised the NYDIG Bitcoin Strategy Fund (“BTCNX”), a closed-end interval fund with a substantially similar investment strategy.” Please explain supplementally why this reference to advising BTCNX is in the past tense. Does the Adviser no longer advise BTCNX?

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Response: The reference to advising BTCNX was written in the past tense because BTCNX was liquidated on June 18, 2021.

2.

Staff Comment: In response to Staff Comment 3 in the Response Letter, the Fund indicated that it may also obtain leverage in the form of borrowings. Please explain supplementally why the Fund would need to borrow in order to achieve its Target Exposure to the price of bitcoin, including whether the need for such borrowings stems from the high margin cost of bitcoin futures contracts.

Response: The Fund does not currently anticipate needing to borrow in order to reach its Target Exposure to the price of bitcoin. Rather, the Fund may borrow for other purposes, such as to address short-term cash flow timing mismatches.

3.

Staff Comment: Please provide us supplementally with the name of the index the Fund will use for the relative VaR test required by Rule 18f-4 under the 1940 Act. Please also provide us supplementally with the parameters the Fund will use to shock the price of bitcoin as part of its stress testing under Rule 18f-4.

Response: [Redacted – Confidential Treatment Requested]

4.

Staff Comment: In response to Staff Comment 29 in the Response Letter, the Fund stated that its compliance with Rule 18f-4 does not constrain the Fund’s investment strategy because the Fund only seeks a Target Exposure between 100% and 125% of its net assets. Please confirm supplementally that the prospectus does not contain any statement that compliance with Rule 18f-4 does not constrain the Fund’s investment strategy, or, if such a statement appears in the prospectus, please remove it.

Response: The Fund confirms supplementally that the prospectus does not contain any such statement.

Prospectus

5.

Staff Comment: On page S-3, under “Pooled Investment Vehicles,” the Fund discloses that it may invest in pooled investment vehicles that invest in bitcoin. Please confirm supplementally that all such pooled investment vehicles will be treated as illiquid for purposes of the 15% limit on illiquid investments in Rule 22e-4 under the 1940 Act.

Response: The Fund will classify any such pooled investment vehicles in accordance with the liquidity classification procedures it has adopted pursuant to Rule 22e-4. The Fund respectfully notes that such pooled investment vehicles may offer different liquidity profiles that may make a classification other than illiquid appropriate under Rule 22e-4.

6.	Staff Comment: In response to Staff Comment 5 in the Response Letter, the Fund noted that it has not yet identified specific pooled investment vehicles in which it intends to

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invest. As a result, please consider either removing references to investing in pooled investment vehicles from the Summary or qualifying these references in some way.

Response: The Fund has revised page S-3 of the prospectus, under “Principal Investment Strategies—Pooled Investment Vehicles” as follows:

The Fund intends to invest in pooled investment vehicles that invest directly or indirectly in bitcoin and are managed by unaffiliated third parties if such investments are available in the market and meet the Adviser’s investment criteria.

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Should members of the Staff have any questions or comments, please contact the undersigned at (212) 257-4781 or daniel.whitney@stoneridgeam.com.

Very truly yours,

/s/ Daniel W. Whitney

Daniel W. Whitney

cc:	James Rothwell, Stone Ridge Asset Management LLC

Lauren D. Macioce, Stone Ridge Asset Management LLC

Lizzie Gomez, Stone Ridge Asset Management LLC

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